UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 1)

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Tarena International, Inc.

(Name of the Issuer)

Tarena International, Inc.

Mr. Shaoyun Han

Kidedu Holdings Limited

Kidarena Merger Sub

Kidtech Limited

Ascendent Capital Partners III, L.P.

Connion Capital Limited

Learningon Limited

Moocon Education Limited

Techedu Limited

Titanium Education (Cayman) Limited

(Names of Persons Filing Statement)

Class A Ordinary Shares, par value $0.001 per share

American Depositary Shares, each representing one Class A Ordinary Share

(Title of Class of Securities)

G8675B 105*

876108101**

(CUSIP Number)

Tarena International, Inc. 6/F, No. 1 Andingmenwai Street, Litchi Tower, Chaoyang District, Beijing 100011, People’s Republic of China Telephone: +86 10 6213 5687

Mr. Shaoyun Han

Kidedu Holdings Limited

Kidarena Merger Sub

Kidtech Limited

Connion Capital Limited

Learningon Limited

Moocon Education Limited

Techedu Limited
6/F, No. 1 Andingmenwai Street, Litchi Tower,

Chaoyang District, Beijing 100011,

People’s Republic of China

Telephone: +86 10 6213 5687

Ascendent Capital Partners III, L.P. Titanium Education (Cayman) Limited Suite 3501, 35/F Jardine House, 1 Connaught Place, Central, Hong Kong Telephone: +852 2165 9000
With copies to:
Fang Xue, Esq. Gibson, Dunn & Crutcher LLP Unit 1301, Tower 1, China Central Place No. 81 Jianguo Road Chaoyang District Beijing 100025 People’s Republic of China +86 10 6502 8500	Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong +852 3740 4700	Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jianguomenwai Avenue Chaoyang District Beijing 100004 People’s Republic of China +86 10 6535 5500

This statement is filed in connection with (check the appropriate box):

a	☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐ The filing of a registration statement under the Securities Act of 1933.

c	☐ A tender offer

d	☒ None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation***	Amount of Filing Fee****
US$128,877,533.90	US$14,060.54

*	This CUSIP applies to class A ordinary shares.

**	This CUSIP applies to American depositary shares, each representing one class A ordinary share.

***	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of US$4.00 for 30,977,536 issued and outstanding ordinary shares of the issuer (including shares represented by American depositary shares) subject to the transaction, plus (b) the product of 242,539 restricted share units of the issuer subject to the transaction multiplied by US$4.00 per unit, plus (c) the product of 1,480,457 shares issuable under all outstanding and unexercised options with per share exercise price lower than US$4.00 multiplied by US$2.70 per share (which is the difference between the US$4.00 per share merger consideration and the weighted average exercise price of US$1.30 per share of such options) ((a), (b), and (c) together, the “Transaction Valuation”).

****	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2021, was calculated by multiplying the Transaction Valuation by 0.0001091.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

INTRODUCTION

This Amendment No. 1 (this “Amendment”) to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Tarena International, Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the ordinary shares, par value US$0.001 per share (each, a “Share,” and collectively, the “Shares”), including Shares represented by American depositary shares (each, an “ADS,” and collectively, the “ADSs”), each representing one Class A ordinary share that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Mr. Shaoyun Han, the chairman of the board of directors of the Company (the “Chairman”); (c) Kidedu Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”); (d) Kidarena Merger Sub, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”); (e) Kidtech Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands controlled by the Chairman; (f) Ascendent Capital Partners III, L.P., an exempted limited partnership formed under the laws of the Cayman Islands (the “Sponsor”); (g) Connion Capital Limited, a company organized and existing under the laws of the British Virgin Islands (“Connion”); (h) Learningon Limited, a company organized and existing under the laws of the British Virgin Islands (“Learningon”); (i) Moocon Education Limited, a company organized and existing under the laws of the British Virgin Islands (“Moocon”); (j) Techedu Limited, a company organized and existing under the laws of the British Virgin Islands (“Techedu”); and (k) Titanium Education (Cayman) Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of the Sponsor (the “Investor”). This Amendment amends and restates in its entirety information set forth in the Transaction Statement.

Throughout this Amendment, Parent, Merger Sub, the Chairman, Kidtech Limited, Learningon, Connion, Techedu, Moocon, the Investor and the Sponsor are collectively referred to as the “Buyer Group.” The Chairman, Learningon, Connion, Techedu, Moocon, Banyan Enterprises Limited, Banyan Enterprises A Limited (collectively with Banyan Enterprises Limited, “Gaorong”), New Oriental Education & Technology Group Inc. (“New Oriental”) and Talent Fortune Investment Limited (“KKR”) are collectively referred to herein as the “Rollover Shareholders.”

On April 30, 2021, Parent, Merger Sub and the Company entered into an agreement and plan of merger (the “Merger Agreement”) providing for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving company after the Merger as a wholly owned subsidiary of Parent (the “Merger”).

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (i) each of the Shares issued and outstanding immediately prior to the Effective Time will be cancelled in exchange for the right to receive US$4.00 in cash, without interest and net of any applicable withholding taxes, and (ii) each of the ADSs issued and outstanding immediately prior to the Effective Time will be cancelled in exchange for the right to receive US$4.00 in cash without interest and net of any applicable withholding taxes, except for (x) (a) 25,234,984 Shares (including Share represented by ADSs, but excluding, for purpose of this calculation, the Shares that the Chairman may acquire through the exercise of options within 60 days of the Proxy Statement, as defined below) held by the Rollover Shareholders (the “Rollover Shares”), which will be cancelled and cease to exist without payment of consideration as contemplated by and in accordance with the rollover and support agreements entered into between Parent and each of the Rollover Shareholders (the “Support Agreements”), (b) Shares (including Shares represented by ADSs) held by Parent, Merger Sub and any of their respective affiliates, (c) Shares (including Shares represented by ADSs) beneficially owned by the Company or any subsidiary of the Company or held in the Company’s treasury, and (d) Shares (including Shares represented by ADSs) held by Citibank, N.A., in its capacity as the ADS Depositary and the holder of the Shares underlying the ADSs and reserved for issuance, settlement and allocation pursuant to the 2008 Share Plan of the Company and the 2014 Share Plan of the Company (collectively, the “Company Share Plans”), in each case, issued and outstanding immediately prior to the Effective Time, which will be cancelled and cease to exist at the Effective Time without payment of any consideration or distribution therefor; and (y) Shares held by shareholders who have validly exercised and have not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Act (2021 Revision) of the Cayman Islands (the “Cayman Islands Companies Act”), which will be cancelled and cease to exist in exchange for the right to receive the payment of fair value of such Shares in accordance with Section 238 of the Cayman Islands Companies Act.

In addition to the foregoing, at the Effective Time, each option (each, a “Company Option”) to purchase Shares granted under the Company Share Plans that is vested at or prior to the Effective Time and remains outstanding at the Effective Time (each, a “Vested Company Option”), will be cancelled in exchange for the election to (i) be issued with an employee incentive award, to replace such Vested Company Option, on terms and conditions reasonably determined by Parent that comply with the Company Share Plans and the award agreement(s) with respect to such Vested Company Option, or (ii) receive cash from the surviving company, without interest and net of any applicable withholding taxes, in the amount equal to the product of (x) the excess, if any, of the Per Share Merger Consideration over the exercise price of such Vested Company Option and (y) the number of Shares underlying such Vested Company Option (assuming such holder exercises such Vested Company Option in full immediately prior to the Effective Time), provided that if the exercise price per Share of any such Vested Company Option is greater than the Per Share Merger Consideration, such Vested Company Option will be cancelled without any cash payment being made in respect thereof. In the event that such holder of a Vested Company Option fails to deliver the written election to the Company prior to the shareholders meeting, such holder will be deemed to have elected to be issued with an employee incentive award to replace such Vested Company Option according to item (i) described above.

At the Effective Time, each unvested Company Option that is outstanding immediately prior to the Effective Time will be cancelled in exchange for the right to be issued with an employee incentive award, to replace such unvested Company Option, on terms and conditions reasonably determined by Parent that comply with the Company Share Plans and the award agreement(s) with respect to such unvested Company Option.

At the Effective Time, each restricted share unit granted under the Company Share Plans (each, a “Company RSU”) that is vested and outstanding immediately prior to the Effective Time (each, a “Vested Company RSU”), will be cancelled in exchange for the election to (i) be issued with an employee incentive award, to replace such Vested Company RSU, on terms and conditions reasonably determined by Parent that comply with the Company Share Plans and the award agreement(s) with respect to such Vested Company RSU, or (ii) receive cash, without interest and net of any applicable withholding taxes, in the amount equal to the Per Share Merger Consideration. In the event that such holder of a Vested Company RSU fails to deliver the written election to the Company prior to the shareholders meeting, such holder will be deemed to have elected to be issued with an employee incentive award to replace such Vested Company RSU according to item (i) described above.

At the Effective Time, each Company RSU that is unvested and outstanding immediately prior to the Effective Time will be cancelled in exchange for the right to be issued with an employee incentive award, to replace such unvested Company RSU, on terms and conditions reasonably determined by Parent that comply with the Company Share Plans and the award agreement(s) with respect to such unvested Company RSU.

At the Effective Time, each of the Company RSUs granted to certain independent directors of the Company, whether vested or unvested, that is cancelled at the Effective Time will, except as otherwise agreed to in writing between such persons and Parent, in exchange therefor, receive cash, without interest and net of any applicable withholding taxes, in the amount equal to the Per Share Merger Consideration multiplied by the number of Shares underlying such Company RSU.

The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining the requisite approval of the shareholders of the Company. The Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands in connection with the Merger (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger (collectively, the “Transactions”), must be authorized and approved by a special resolution (as defined in the Cayman Islands Companies Act) of the Company passed by an affirmative vote of holders of Shares representing at least two-thirds of the voting power of the outstanding Shares present and voting in person or by proxy as a single class at the extraordinary general meeting or any adjournment or postponement thereof. Pursuant to the Support Agreements, the Rollover Shareholders have agreed to vote all of the Rollover Shares in favor of the authorization and approval of this Agreement, the Plan of Merger and the consummation of the Transactions, which collectively represent approximately 44.9% of the Company’s total issued and outstanding Shares and approximately 74.4% of the voting power of the total issued and outstanding Shares, each as of May 19, 2021.

The Company will make available to its shareholders a proxy statement (the “Proxy Statement,” a preliminary copy of which is attached as Exhibit (a)-(1) to this Amendment), relating to the extraordinary general meeting of the Company’s shareholders, at which the Company’s shareholders will consider and vote upon, among other proposals, a proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion. Capitalized terms used but not defined in this Amendment shall have the meanings given to them in the Proxy Statement.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Amendment are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto.

All information contained in this Amendment concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has supplied any information with respect to any other Filing Person.

Item 1	Summary of Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

Item 2	Subject Company Information

(a)	Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“SUMMARY TERM SHEET—The Parties Involved in the Merger”

(b)	Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“THE EXTRAORDINARY GENERAL MEETING—Record Date; Shares and ADSs Entitled to Vote”

•	“THE EXTRAORDINARY GENERAL MEETING—Procedures for Voting”

•	“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY”

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“MARKET PRICE OF THE COMPANY’S ADSS, DIVIDENDS AND OTHER MATTERS”

(d)	Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“MARKET PRICE OF THE COMPANY’S ADSS, DIVIDENDS AND OTHER MATTERS”

(e)	Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“TRANSACTIONS IN THE SHARES AND ADSS—Prior Public Offerings”

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“TRANSACTIONS IN THE SHARES AND ADSS”

Item 3	Identity and Background of Filing Persons

(a)	Name and Address. Tarena International, Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—The Parties Involved in the Merger”

•	“ANNEX E—DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”

(b)	Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—The Parties Involved in the Merger”

•	“ANNEX E—DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”

(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—The Parties Involved in the Merger”

•	“ANNEX E—DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”

Item 4	Terms of the Transaction

(a)-(1)	Material Terms—Tender Offers. Not applicable.

(a)-(2)	Material Terms—Merger or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“SPECIAL FACTORS—Purposes of and Reasons for the Merger”

•	“SPECIAL FACTORS—Support Agreements”

•	“SPECIAL FACTORS—Limited Guarantees”

•	“SPECIAL FACTORS—Financing of the Merger—Equity Financing”

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“SPECIAL FACTORS—U.S. Federal Income Tax Consequences”

•	“SPECIAL FACTORS—PRC Income Tax Consequences”

•	“SPECIAL FACTORS—Cayman Islands Tax Consequences”

•	“THE EXTRAORDINARY GENERAL MEETING”

•	“THE MERGER AGREEMENT”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

•	“ANNEX B—PLAN OF MERGER”

(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“THE EXTRAORDINARY GENERAL MEETING—Proposals to be Considered at the Extraordinary General Meeting”

•	“THE MERGER AGREEMENT”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

•	“ANNEX B—PLAN OF MERGER”

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

•	“DISSENTERS’ RIGHTS”

•	“ANNEX D—CAYMAN ISLANDS COMPANIES ACT (2021 REVISION)”

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS”

(f)	Eligibility of Listing or Trading. Not applicable.

Item 5	Past Contracts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“SPECIAL FACTORS—Related Party Transactions”

•	“TRANSACTIONS IN THE SHARES AND ADSS”

(b)	Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“SPECIAL FACTORS—Purposes of and Reasons for the Merger”

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“THE MERGER AGREEMENT”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

•	“ANNEX B—PLAN OF MERGER”

(c)	Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“THE MERGER AGREEMENT”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

•	“ANNEX B—PLAN OF MERGER”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—Financing of the Merger”

•	“SUMMARY TERM SHEET—Plans for the Company after the Merger”

•	“SUMMARY TERM SHEET—Support Agreements”

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Financing of the Merger”

•	“SPECIAL FACTORS—Plans for the Company after the Merger”

•	“SPECIAL FACTORS—Support Agreements”

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“SPECIAL FACTORS—Voting by the Rollover Shareholders at the Extraordinary General Meeting”

•	“THE MERGER AGREEMENT”

•	“TRANSACTIONS IN THE SHARES AND ADSS”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

•	“ANNEX B—PLAN OF MERGER”

Item 6	Purposes of the Transaction and Plans or Proposals

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

•	“SPECIAL FACTORS—Purposes of and Reasons for the Merger”

•	“SPECIAL FACTORS—Effects of the Merger on the Company”

•	“THE MERGER AGREEMENT”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

•	“ANNEX B—PLAN OF MERGER”

(c)(1)-(8)	Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—The Merger Agreement”

•	“SUMMARY TERM SHEET—Purposes and Effects of the Merger”

•	“SUMMARY TERM SHEET—Plans for the Company after the Merger”

•	“SUMMARY TERM SHEET—Financing of the Merger”

•	“SUMMARY TERM SHEET—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“SPECIAL FACTORS—Purposes of and Reasons for the Merger”

•	“SPECIAL FACTORS—Effects of the Merger on the Company”

•	“SPECIAL FACTORS—Plans for the Company after the Merger”

•	“SPECIAL FACTORS—Financing of the Merger”

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“THE MERGER AGREEMENT”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

•	“ANNEX B—PLAN OF MERGER”

Item 7	Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—Purposes and Effects of the Merger”

•	“SUMMARY TERM SHEET—Plans for the Company after the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“SPECIAL FACTORS—Purposes of and Reasons for the Merger”

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“SPECIAL FACTORS—Position of the Buyer Group as to the Fairness of the Merger”

•	“SPECIAL FACTORS—Purposes of and Reasons for the Merger”

•	“SPECIAL FACTORS—Alternatives to the Merger”

•	“SPECIAL FACTORS—Effects on the Company if the Merger Is Not Completed”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—Purposes and Effects of the Merger”

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“SPECIAL FACTORS—Position of the Buyer Group as to the Fairness of the Merger”

•	“SPECIAL FACTORS—Purposes of and Reasons for the Merger”

•	“SPECIAL FACTORS—Alternatives to the Merger”

•	“SPECIAL FACTORS—Effects of the Merger on the Company”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—Purposes and Effects of the Merger”

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“SPECIAL FACTORS—Effects of the Merger on the Company”

•	“SPECIAL FACTORS—Plans for the Company after the Merger”

•	“SPECIAL FACTORS—Effects on the Company if the Merger Is Not Completed”

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“SPECIAL FACTORS—U.S. Federal Income Tax Consequences”

•	“SPECIAL FACTORS—PRC Income Tax Consequences”

•	“SPECIAL FACTORS—Cayman Islands Tax Consequences”

•	“THE MERGER AGREEMENT”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

•	“ANNEX B—PLAN OF MERGER”

Item 8	Fairness of the Transaction

(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—Position of the Buyer Group as to the Fairness of the Merger”

•	“SUMMARY TERM SHEET—Opinion of the Special Committee’s Financial Advisor”

•	“SUMMARY TERM SHEET—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“SPECIAL FACTORS—Position of the Buyer Group as to the Fairness of the Merger”

•	“SPECIAL FACTORS—Opinion of the Special Committee’s Financial Advisor”

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“ANNEX C—FAIRNESS OPINION”

(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

•	“THE EXTRAORDINARY GENERAL MEETING—Vote Required”

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“SPECIAL FACTORS—Opinion of the Special Committee’s Financial Advisor”

•	“ANNEX C—FAIRNESS OPINION”

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

(f)	Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

Item 9	Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—Opinion of the Special Committee’s Financial Advisor”

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Opinion of the Special Committee’s Financial Advisor”

•	“ANNEX C—FAIRNESS OPINION”

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS—Opinion of the Special Committee’s Financial Advisor”

•	“ANNEX C—FAIRNESS OPINION”

(c)	Availability of Documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“WHERE YOU CAN FIND MORE INFORMATION”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares or his, her or its representative who has been so designated in writing.

Item 10	Source and Amount of Funds or Other Consideration

(a)	Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—Financing of the Merger”

•	“SPECIAL FACTORS—Financing of the Merger”

•	“THE MERGER AGREEMENT”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

•	“ANNEX B—PLAN OF MERGER”

(b)	Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—Financing of the Merger”

•	“SPECIAL FACTORS—Financing of the Merger”

(c)	Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“SPECIAL FACTORS—Fees and Expenses”

(d)	Borrowed Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“SUMMARY TERM SHEET—Financing of the Merger”

•	“SPECIAL FACTORS—Financing of the Merger”

•	“THE MERGER AGREEMENT—Financing”

Item 11	Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY”

(b)	Securities Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“TRANSACTIONS IN THE SHARES AND ADSS”

Item 12	The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“SUMMARY TERM SHEET—Support Agreements”

•	“SPECIAL FACTORS—Support Agreements”

•	“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

•	“SPECIAL FACTORS—Voting by the Rollover Shareholders at the Extraordinary General Meeting”

•	“THE EXTRAORDINARY GENERAL MEETING—Vote Required”

•	“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY”

(e)	Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—Position of the Buyer Group as to the Fairness of the Merger”

•	“SUMMARY TERM SHEET—Support Agreements”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“SPECIAL FACTORS—Position of the Buyer Group as to the Fairness of the Merger”

•	“SPECIAL FACTORS—Support Agreements”

•	“THE EXTRAORDINARY GENERAL MEETING—The Board’s Recommendation”

Item 13	Financial Statements

(a)	Financial Information. The audited financial statements of the Company for the two years ended December 31, 2019 and 2020 are incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2020, originally filed on April 13, 2021 (see page F-1 and following pages).

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“FINANCIAL INFORMATION”

•	“WHERE YOU CAN FIND MORE INFORMATION”

(b)	Pro Forma Information. Not applicable.

Item 14	Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitation or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“THE EXTRAORDINARY GENERAL MEETING—Solicitation of Proxies”

(b)	Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—The Parties Involved in the Merger”

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“ANNEX E—DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”

Item 15	Additional Information

(b)	Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16	Exhibits

(a)-(1)	Preliminary Proxy Statement of the Company dated July 6, 2021 (the “Proxy Statement”).
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.
(a)-(3)	Depositary’s Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to Annex G to the Proxy Statement.
(a)-(4)	Form of Proxy Card, incorporated herein by reference to Annex F to the Proxy Statement.
(a)-(5)	Form of ADS Voting Instruction Card, incorporated herein by reference to Annex H to the Proxy Statement.
(a)-(6)	Press Release issued by the Company, dated April 30, 2021, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on May 3, 2021.
(c)-(1)	Opinion of Duff & Phelps, A Kroll Business operating as Kroll, LLC (formerly known as Duff & Phelps, LLC) (“Duff & Phelps”), dated April 30, 2021, incorporated herein by reference to Annex C to the Proxy Statement.

(c)-(2)	Discussion Materials prepared by Duff & Phelps for discussion with the special committee of the board of directors of the Company, dated April 30, 2021.
(d)-(1)	Agreement and Plan of Merger, dated as of April 30, 2021, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.
(d)-(2)	Support Agreement, dated as of April 30, 2021, by and among the Chairman, Connion, Learningon, Techedu, Moocon and Parent, incorporated herein by reference to Exhibit R to the Schedule 13D/A filed by the Chairman, Connion, Learningon, Techedu and Moocon with the SEC on May 3, 2021.
(d)-(3)	Support Agreement, dated as of April 30, 2021, by and between KKR and Parent, incorporated herein by reference to Exhibit G to the Schedule 13D/A filed by KKR and other filing persons thereto with the SEC on May 3, 2021.
(d)-(4)	Support Agreement, dated as of April 30, 2021, by and between New Oriental and Parent, incorporated herein by reference to Exhibit 2 to the Schedule 13D filed by New Oriental with the SEC on May 10, 2021.
(d)-(5)	Support Agreement, dated as of April 30, 2021, by and among Gaorong and Parent.
(d)-(6)	Limited Guarantee, dated as of April 30, 2021, by and between the Chairman and the Company, incorporated herein by reference to Exhibit S to the Schedule 13D/A filed by the Chairman, Connion, Learningon, Techedu and Moocon with the SEC on May 3, 2021.
(d)-(7)	Limited Guarantee, dated as of April 30, 2021, by and between the Sponsor and the Company.
(d)-(8)	Equity Commitment Letter, dated April 30, 2021, by and among the Sponsor, Kidtech Limited, Parent and the Chairman, incorporated herein by reference to Exhibit Q to the Schedule 13D/A filed by the Chairman, Connion, Learningon, Techedu and Moocon with the SEC on May 3, 2021.
(d)-(9)	Consortium Agreement, dated January 21, 2021, by and between the Chairman and the Investor, incorporated herein by reference to Exhibit O to the Schedule 13D/A filed by the Chairman, Connion, Learningon, Techedu and Moocon with the SEC on January 21, 2021.
(d)-(10)	Interim Investor Agreement, dated April 30, 2021, by and among the Investor, Kidtech Limited, Parent and the Chairman, incorporated herein by reference to Exhibit T to the Schedule 13D/A filed by the Chairman, Connion, Learningon, Techedu and Moocon with the SEC on May 3, 2021.
(d)-(11)	Personal Guarantee, dated April 30, 2021, by the Chairman to the Investor and the Sponsor, incorporated herein by reference to Exhibit U to the Schedule 13D/A filed by the Chairman, Connion, Learningon, Techedu and Moocon with the SEC on May 3, 2021.
(d)-(12)	Letter of Undertaking regarding SPA and Personal Guarantee, dated April 30, 2021, by and among the Chairman, Techedu and Gaorong, incorporated herein by reference to Exhibit V to the Schedule 13D/A filed by the Chairman, Connion, Learningon, Techedu and Moocon with the SEC on May 3, 2021.
(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.
(f)-(2)	Section 238 of the Cayman Islands Companies Act, incorporated herein by reference to Annex D to the Proxy Statement.
(g)	Not applicable.

EXHIBIT INDEX

(a)-(1)	Preliminary Proxy Statement of the Company dated July 6, 2021 (the “Proxy Statement”).
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.
(a)-(3)	Depositary’s Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to Annex G to the Proxy Statement.
(a)-(4)	Form of Proxy Card, incorporated herein by reference to Annex F to the Proxy Statement.
(a)-(5)	Form of ADS Voting Instruction Card, incorporated herein by reference to Annex H to the Proxy Statement.
(a)-(6)	Press Release issued by the Company, dated April 30, 2021, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on May 3, 2021.
(c)-(1)	Opinion of Duff & Phelps, A Kroll Business operating as Kroll, LLC (formerly known as Duff & Phelps, LLC) (“Duff & Phelps”), dated April 30, 2021, incorporated herein by reference to Annex C to the Proxy Statement.
(c)-(2)	Discussion Materials prepared by Duff & Phelps for discussion with the special committee of the board of directors of the Company, dated April 30, 2021.
(d)-(1)	Agreement and Plan of Merger, dated as of April 30, 2021, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.
(d)-(2)	Support Agreement, dated as of April 30, 2021, by and among the Chairman, Connion, Learningon, Techedu, Moocon and Parent, incorporated herein by reference to Exhibit R to the Schedule 13D/A filed by the Chairman, Connion, Learningon, Techedu and Moocon with the SEC on May 3, 2021.
(d)-(3)	Support Agreement, dated as of April 30, 2021, by and between KKR and Parent, incorporated herein by reference to Exhibit G to the Schedule 13D/A filed by KKR and other filing persons thereto with the SEC on May 3, 2021.
(d)-(4)	Support Agreement, dated as of April 30, 2021, by and between New Oriental and Parent, incorporated herein by reference to Exhibit 2 to the Schedule 13D filed by New Oriental with the SEC on May 10, 2021.
(d)-(5)	Support Agreement, dated as of April 30, 2021, by and among Gaorong and Parent.
(d)-(6)	Limited Guarantee, dated as of April 30, 2021, by and between the Chairman and the Company, incorporated herein by reference to Exhibit S to the Schedule 13D/A filed by the Chairman, Connion, Learningon, Techedu and Moocon with the SEC on May 3, 2021.
(d)-(7)	Limited Guarantee, dated as of April 30, 2021, by and between the Sponsor and the Company.
(d)-(8)	Equity Commitment Letter, dated April 30, 2021, by and among the Sponsor, Kidtech Limited, Parent and the Chairman, incorporated herein by reference to Exhibit Q to the Schedule 13D/A filed by the Chairman, Connion, Learningon, Techedu and Moocon with the SEC on May 3, 2021.
(d)-(9)	Consortium Agreement, dated January 21, 2021, by and between the Chairman and the Investor, incorporated herein by reference to Exhibit O to the Schedule 13D/A filed by the Chairman, Connion, Learningon, Techedu and Moocon with the SEC on January 21, 2021.
(d)-(10)	Interim Investor Agreement, dated April 30, 2021, by and among the Investor, Kidtech Limited, Parent and the Chairman, incorporated herein by reference to Exhibit T to the Schedule 13D/A filed by the Chairman, Connion, Learningon, Techedu and Moocon with the SEC on May 3, 2021.
(d)-(11)	Personal Guarantee, dated April 30, 2021, by the Chairman to the Investor and the Sponsor, incorporated herein by reference to Exhibit U to the Schedule 13D/A filed by the Chairman, Connion, Learningon, Techedu and Moocon with the SEC on May 3, 2021.
(d)-(12)	Letter of Undertaking regarding SPA and Personal Guarantee, dated April 30, 2021, by and among the Chairman, Techedu and Gaorong, incorporated herein by reference to Exhibit V to the Schedule 13D/A filed by the Chairman, Connion, Learningon, Techedu and Moocon with the SEC on May 3, 2021.
(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.
(f)-(2)	Section 238 of the Cayman Islands Companies Act, incorporated herein by reference to Annex D to the Proxy Statement.
(g)	Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 6, 2021
TARENA INTERNATIONAL, INC.
	By:	/s/ Arthur Lap Tat Wong
		Name:	Arthur Lap Tat Wong
		Title:	Chairman of the Special Committee

[Signature Page to Schedule 13E-3 Transaction Statement]

SHAOYUN HAN
/s/ Shaoyun Han

KIDEDU HOLDINGS LIMITED
By:	/s/ Shaoyun Han
	Name:	Shaoyun Han
	Title:	Director

KIDARENA MERGER SUB
By:	/s/ Shaoyun Han
	Name:	Shaoyun Han
	Title:	Director

KIDTECH LIMITED
By:	/s/ Shaoyun Han
	Name:	Shaoyun Han
	Title:	Director

CONNION CAPITAL LIMITED
By:	/s/ Shaoyun Han
	Name:	Shaoyun Han
	Title:	Director

LEARNINGON LIMITED
By:	/s/ Shaoyun Han
	Name:	Shaoyun Han
	Title:	Director

MOOCON EDUCATION LIMITED
By:	/s/ Shaoyun Han
	Name:	Shaoyun Han
	Title:	Director

[Signature Page to Schedule 13E-3 Transaction Statement]

TECHEDU LIMITED
By:	/s/ Shaoyun Han
	Name:	Shaoyun Han
	Title:	Director

[Signature Page to Schedule 13E-3 Transaction Statement]

ASCENDENT CAPITAL PARTNERS III, L.P.
By:	Ascendent Capital Partners III GP, L.P., its general partner
By:	Ascendent Capital Partners III GP Limited, its general partner
By:	/s/ Lam On Na Anna
	Name:	Lam On Na Anna
	Title:	Authorized Signatory

TITANIUM EDUCATION (CAYMAN) LIMITED
By:	/s/ Lam On Na Anna
	Name:	Lam On Na Anna
	Title:	Authorized Signatory

[Signature Page to Schedule 13E-3 Transaction Statement]